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SEC FILE NUMBER
8-33073

SEC
Mail Processing ANNUAL AUDITED REPORT
Section FORM X-17A-5
PART III

MAY 25 2017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
408

17009780

NC



REPORT FOR THE PERIOD BEGINNING   4/1/2016   AND ENDING   3/31/2017
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMET & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Road
                        (No. and Street)

Far Hills   NJ   07931
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.
MARU PINEIRO   908-234-1820
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – if individual, state last, first, middle name)

500 Morris Avenue   Springfield   NJ   07081
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher T. Emmet Sr. _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Emmet & Co., Inc. _____ , as

of March 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



EMMET & CO., INC.

FINANCIAL STATEMENTS

March 31, 2017

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document.

I N D E X



GREENBERG
&
COMPANY
Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of EMMET & CO., INC.

We have audited the accompanying statement of financial condition of Emmet & Co., Inc. (a New Jersey corporation) as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Emmet & Co., Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Emmet & Co., Inc. as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

GREENBERG & COMPANY, LLC

Springfield, New Jersey
May 19, 2017

EMMET & CO., INC.

Statement of Financial Condition

as of March 31, 2017

ASSETS

Cash	$	83,213
Cash Segregated Under Rule 15c3-3		125,000
State and Municipal Government Obligations		18,192,992
Property and Equipment, Net		16,998
Deposit - Clearing Organization		39,964
Deposit - Internal Revenue Service		242,463
Accrued Interest		215,184
Other Assets		115,727
TOTAL ASSETS	$	19,031,541

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers and Dealers	$	257,150
Bank Loan		12,890,505
Accounts Payable and Other Liabilities		49,456
TOTAL LIABILITIES		13,197,111

COMMITMENTS & CONTINGENCIES (See Note 8)

SHAREHOLDERS' EQUITY

Common Stock - Authorized and Issued	
4,375 Shares Without Par Value	1,200,000
Paid-In Capital	3,445,836
Retained Earnings	1,188,594
	5,834,430
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 19,031,541

1.   ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date. There is no material difference between the trade and settlement dates.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value. See Note 11 for fair value information.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The Company frequently has on deposit with financial institutions amounts in excess of the maximum FDIC insurance coverage of $250,000 per bank. The excess cash balance at March 31, 2017 is zero. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

Futures contracts are marked to market daily on the fluctuations between the contract price and the market value of the underlying, as reported on a recognized exchange.

See Independent Auditor's Report.

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $125,000 has been segregated at March 31, 2017, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. See reserve computation in schedule 2.

4. DEPOSIT – INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information. $242,463 was held on deposit at March 31, 2017.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following, at cost:

Office Equipment	$ 56,722
Computer Equipment	118,307
Leasehold Improvements	19,178
Furniture & Fixtures	15,437
Computer Software	102,013
	311,657
Less: Accumulated Depreciation and Amortization	(294,659)
	$ 16,998

Depreciation and amortization charged to income was $16,627.

6. INCOME TAXES

The Company follows FASB ASC 740, Income Taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and therefore, no provision for Federal income taxes is reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there is a tax imposed at the corporate level.

There are no significant temporary differences and accordingly there is no deferred income tax liability or asset.

See Independent Auditor's Report

As of March 31, 2017, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal, state and local tax examinations by tax authorities for years before the year ended March 31, 2014.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at March 31, 2017. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended March 31, 2017.

7.   LOAN AND PLEDGE AGREEMENT

On August 28, 2016, the Company renewed its credit arrangement with US Bank, pursuant to which the Company may from time to time request loans from US Bank to finance the purchase or carrying of securities by the Company, and US Bank may, without any obligation to do so, make such loans up to $25,000,000 to the Company. Collateral is required. The loan is payable on demand. The interest is payable on demand or monthly at a rate quoted daily by US Bank. As of March 31, 2017 the loan and market value of securities pledged was $12,890,505 and $15,792,702, respectively, at a daily rate of 3% per annum. The loan agreement can be terminated by US Bank at any time.

8.   COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Rent expense was $78,000 for the fiscal year 2017.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9.   POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FASB ASC No. 715, Compensation – Retirement Benefits.

See Independent Auditor's Report

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

See Independent Auditor's Report

General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at the fair value on a recurring basis follows:

	Carrying Amount at 3/31/2017	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$18,192,992	$18,192,992

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 1 and Note 2.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

12.   RETIREMENT PLANS

The Company maintains a 401(k) plan (the Plan) for eligible employees, whereby the employees may defer a portion of their salary, as defined in the plan. The Company makes a matching contribution and the Company contributed $0 for the year ended March 31, 2017 as there was no requirement.

13.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2017, the Company had net capital of $4,571,765 which was $4,321,765 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2017, was 0.01 to 1

See Independent Auditor's Report

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2017, the Company had net capital of $4,571,765 which was $4,321,765 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2017, was 0.01 to 1

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through May 19, 2017, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

See Independent Auditor's Report